

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2020

Mark W. Wong
President and Chief Executive Officer
S&W Seed Company
2101 Ken Pratt Blvd, Suite 201
Longmont, CO 80501

   Re: S&W Seed Company
    Registration Statement on Form S-3
    Filed September 23, 2020
    File No. 333-248974

Dear Mr. Wong:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Deanna Virginio at 202-551-4530 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Steven M. Przesmicki, Esq.